Exhibit 12.1

CarrAmerica Realty Corporation

Computation of Ratios

Calculation of Earnings:

	2005	2004	2003
Income from continuing operations before income taxes, minority interest, and gain on sale of properties and impairment losses on real estate	32,283	41,449	48,727
Less: Equity in earnings	(3,554)	(6,760)	(7,034)
Add: Gain (loss) on sale of properties and impairment losses on real estate	92,824	27,600	(50)

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	121,553	62,289	41,643
Additions:
Fixed Charges
Interest expense	117,743	114,978	104,492
Capitalized interest	76	457	1,696

	117,819	115,435	106,188
(1) Amortization of capitalized interest	2,407	2,405	2,394
(2) Distributed income of equity investees	3,554	6,760	7,034
Subtractions:
Capitalized interest	(76)	(457)	(1,696)

Adjusted Earnings	245,257	186,432	155,563

Fixed Charges (from above)	117,819	115,435	106,188
Preferred Stock Dividends	15,094	15,094	18,021
Ratio of Earnings to Fixed Charges	2.08	1.62	1.46
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.85	1.43	1.25

(1)	Represents an estimate of capitalized interest costs based on the Company’s established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.